SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 26, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on April 26, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 26 April 2013

ING to sell custody services in 7 European countries to Citi

ING announced today that it has reached an agreement to transfer its local custody services business in seven countries in Central and Eastern Europe to Citi, one of the world’s largest providers of custody services.

The transfer of local custody services in Bulgaria, the Czech Republic, Hungary, Romania, Russia, Slovakia and Ukraine is in line with ING’s strategic objective of sharpening the focus of the bank and a result of the strategic review of ING Commercial Banking’s business portfolio presented in November 2012.

ING Bank will continue to offer a wide range of commercial banking products in the Central and Eastern Europe region. ING’s Commercial Banking network in CEE spans 10 countries offering Lending Services, Transaction Services, Corporate Finance and Financial Markets products to its local and international clients. ING will continue to offer custody services in Poland, where it is an integrated part of the full service banking offering. Today’s transaction does not impact ING’s retail banking operations or ING’s insurance and investment management businesses in the Central and Eastern European region.

The transaction announced today is not expected to have a material impact on ING’s results. The transfer is subject to customer consent and applicable regulatory approvals. The transaction is expected to be completed in the second quarter of 2013 while the full migration of the clients business is expected to be finalised in the first quarter of 2014.

ING custody services offers a range of products to mainly institutional clients, including safekeeping of securities, settlement of securities transactions and collecting information and income on the securities held under custody. The transaction announced today concerns a workforce of around 130 FTEs across the region and approximately EUR 110 billion assets held under custody as of the first quarter of 2013.

Citi is a leading provider of Securities and Fund Services offering integrated cash management, trade, and securities and fund services to its clients around the world. With a network that spans more than 95 countries, Citi supports over 65,000 clients. As of the first quarter of 2013, it held on average $415 billion in liability balances and $13.5 trillion in assets under custody.

Press enquiries Carolien van der Giessen +31 20 576 6386 Carolien.van.der.Giessen@ing.com	Investor enquiries Investor Relations +31 20 576 6396 Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: April 26, 2013